  Exhibit 99.1

High Tide Opens Four New Canna Cabana Stores in Alberta and Ontario

Canna Cabana Reaches 180 Total Stores Canada Wide, Including 65 in the Province of Ontario

CALGARY, AB, July 31, 2024 /CNW/ – High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis stores located at 20 Douglas Woods Dr SE Calgary, Alberta, 3630 Brentwood Road NW Calgary, Alberta ,1729 Walkley Rd, Ottawa, Ontario, and 94 Highway 8, Stoney Creek, Ontario,  will open tomorrow, bringing the number of High Tide's Canna Cabana branded retail locations Canada-wide to 180, including 65 stores in the province of Ontario.

Alberta

Douglasdale is a well-established and mature neighbourhood in southeast Calgary. This new Canna Cabana will open in a previous retail cannabis store with an established customer base. Co-tenants include a pharmacy, a liquor store and a gas station, amongst other businesses. This location is highly visible from a major roadway through the community and is steps away from walking paths along the Bow River while boasting over 40,000 residents within a three-kilometer radius.

Situated in the northwest end of Calgary, Brentwood is a community featuring a mix of high-density multi-family units and single-family homes. Located in a major retail shopping plaza beside the University of Calgary, this new Canna Cabana opens in a retail unit previously leased by FOUR20 Cannabis, which has filed a notice of intention to make a proposal to their creditors. Anchor tenants include a major discount retailer, a Canadian grocery chain, and several quick-service restaurants. This new store also features excellent street visibility and a population density of over 56,000 in a three-kilometer radius.

Ontario

The Walkley store opening brings the total number of Canna Cabana locations in Ottawa, Canada's capital city, to five. Situated in a large shopping plaza along a major roadway, this brand-new Canna Cabana is anchored by a discount grocery chain, a national pharmacy retail chain, and a major Canadian discount retailer. It is also located in the densely populated southeast end of Ottawa, with minimal competition and over 180,000 residents within a five-kilometer radius.

Located in the Hamilton suburb of Stoney Creek, this new Canna Cabana opens in a major power centre surrounded by internationally recognized discount retailers, a large provincial grocery store chain, as well as a national pharmacy chain and the provincial liquor retailer, amongst many other anchor tenants. It is the first Canna Cabana in Stoney Creek and is situated along a significant thoroughfare connecting it to the surrounding suburban communities, with over 100,000 residents within a five-kilometer radius.

"I can't think of a better way to end our third fiscal quarter than by announcing the opening of four new Canna Cabanas, bringing our ever-expanding store count to 180 across Canada and 65 in Ontario. Many of these new stores are part of our organic expansion strategy, which includes onboarding proven locations previously run by competitors through lease takeovers, resulting in minimal store buildout costs. Since January 1, we have already added 18 new Cabanas to our retail portfolio and are confident that we will meet or exceed our previously communicated goal of adding 20 to 30 new locations this year," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Furthermore, I am thrilled that the majority of this growth has been funded through our strong free cash flow generation from current operations. This approach will propel our future organic growth which should help us continue an upward trajectory both in terms of our store count, but also with respect to overall Canadian retail market share," added Mr. Grover.

Debt Financing Update

Regarding the debt financing announced by the Company on June 13, 2024, the Company continues to work towards resolving all remaining outstanding items and drawing the initial tranche as early as this week.

Employee Stock Options Grant

In addition, High Tide announces the grant of 204,000 incentive stock options (the "Options") to various employees, consultants and management of the Company. Each Option is exercisable at the closing price of the Company's common shares listed on the TSX Venture Exchange (the "TSXV") based on the last trading day immediately prior to this press release, which expires three years from the date of grant, and vests over a two-year period. Each Option is exercisable to purchase one common share of the Company and are being issued pursuant to the terms of the Company's Omnibus Plan, which became effective on June 2, 2022.

ABOUT HIGH TIDE

High Tide Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 180 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud, Cabana Cannabis Co, Daily High Club, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Hue, Evolution and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new locations beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store locations, our ability to meet our communicated goals regarding store count and market share, and the anticipated closing date of our financing. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

1 As reported by ATB Capital Markets based on store counts as of February 8, 2024.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-opens-four-new-canna-cabana-stores-in-alberta-and-ontario-302210455.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2024/31/c8917.html

%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 31-JUL-24